UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITIONAL PERIOD FROM                      TO
COMMISSION FILE NUMBER 001-14437
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RMI BARGAINING UNIT EMPLOYEE SAVINGS
AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RTI INTERNATIONAL METALS, INC.
Westpointe Corporate Center One, 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

RMI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009

REQUIRED INFORMATION
The financial statements of the RMI Bargaining Unit Employee Savings and Investment Plan (the “Plan”) and accompanying report of the independent registered public accounting firm for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.
Index to Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 99.1	Report of Independent Registered Public Accounting Firm and the RMI Bargaining Unit Employee Savings and Investment Plan Financial Statements as of December 31, 2009 and 2008 and for the year ended December 31, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RMI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN By: RTI International Metals, Inc., its administrator
Date: June 28, 2010	By:	/s/ William T. Hull
William T. Hull,
Senior Vice President and Chief Financial Officer

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